UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RADCOM Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share
(Title of Class of Securities)

M8186511 1
(CUSIP Number)

Zohar Zisapel
c/o RADCOM Ltd.
24 Raoul Wallenberg Street
Tel-Aviv  69719, Israel
(+972) 77-7745-060
 (Name, address and telephone number of person
authorized to receive notices and communications)

August 22, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8186511 1	SCHEDULE 13D/A

1.	Names of Reporting Persons Zohar Zisapel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,083,545 (1)
	8.	SHARED VOTING POWER 44,460
	9.	SOLE DISPOSITIVE POWER 2,083,545 (1)
	10.	SHARED DISPOSITIVE POWER 44,460
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,128,005(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%(2)
14.	TYPE OF REPORTING PERSON IN

___________________________________

(1) Includes options and warrants to acquire 118,986 Ordinary Shares exercisable currently or within 60 days of August 25, 2011.

(2) Based on 6,492,127 Ordinary Shares that the Issuer advised were issued and outstanding as of August 25, 2011 (including the options and warrants set forth in footnote 1 above).

This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed by Zohar Zisapel (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on November 20, 2008, as amended and supplemented by Amendment No.1 filed by the Reporting Person with the SEC on February 10, 2011, (the “Schedule 13D”) in respect of the Ordinary Shares, NIS 0.20 par value each (“Ordinary Shares”), of RADCOM Ltd., an Israeli company (the “Issuer”).

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

During the past 60 days, the Reporting Person purchased in open market transactions on the NASDAQ Capital Market 89,960 Ordinary Shares for an aggregate purchase price of $357,795.  See Item 5(c) for more information.  The Reporting Person used personal funds to pay the purchase price.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

The purchase described in this Amendment was made for investment purposes. See Item 6 for more information which is incorporated by reference herein.

The Reporting Person intends to review on a continuing basis his investment in the Ordinary Shares and take such actions with respect to the investment as the Reporting Person deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, selling additional Ordinary Shares, at any time (whether through open market transactions, privately negotiated transactions or otherwise). The Reporting Person could also determine to purchase Ordinary Shares, subject to applicable laws. Any such decision would be based on an assessment by the Reporting Person of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for the Ordinary Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Person.

Except as may be provided otherwise herein, the Reporting Person has no plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information given herein below is based on 6,492,127 Ordinary Shares that the Issuer advised were issued and outstanding as of August 25, 2011 (including the options and warrants set forth below).

(a), (b)    See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

The aggregate of 2,128,005 Ordinary Shares (representing approximately 32.8% of the outstanding Ordinary Shares) beneficially owned by the Reporting Person consists of (i) 1,894,795 Ordinary Shares held of record by the Reporting Person, (ii) 44,460 Ordinary Shares held of record by RAD Data Communications Ltd. ("RDC"), an Israeli company, (iii) 13,625 Ordinary Shares held of record by Klil and Michael Ltd., an Israeli company, (iv) 56,139 Ordinary Shares held of record by Lomsha Ltd., an Israeli company, (v) options to acquire 80,000 Ordinary Shares at a weighted average exercise price of $7.42 per share, and (v) 38,986 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $10.69 per share.  The Reporting Person is a principal shareholder and director of Lomsha Ltd. and Klil and Michael Ltd. and, as such, may be deemed to have voting and dispositive power over the Ordinary Shares held by such companies.  The Reporting Person disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.  The Reporting Person and his brother Mr. Yehuda Zisapel have shared voting and dispositive power with respect to the shares held by RDC. The options and warrants listed above are exercisable currently or within 60 days of August 25, 2011.

(c)           The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by the Reporting Person during the past 60 days. All transactions were open market purchases effected on the NASDAQ Capital Market:

Date	Number of Ordinary Shares Purchased	Price Per Ordinary Share
August 8, 2011	14,625	3.93
August 11, 2011	7,965	3.77
August 12, 2011	3,809	3.91
August 15, 2011	1,300	4.18
August 16, 2011	1,700	4.23
August 17, 2011	361	4.14
August 18, 2011	4,232	4.14
August 19, 2011	10,442	4.15
August 22, 2011	23,143	3.97
August 23, 2011	6,050	4.11
August 24, 2011	2,410	3.84
August 25, 2011	13,923	3.90

Total	89,960	$357,795

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 29, 2011
/s/Zohar Zisapel Zohar Zisapel